

October 7, 2011

<u>Via Email</u>
Mr. Alnoor Shivji
Chief Executive Officer
WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

> **Re: WaferGen Bio-systems, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed September 12, 2011**
> **File No. 000-53252**

Dear Mr. Shivji:

We have reviewed your response dated October 5, 2011 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1.   We note your responses to prior comments 10, 11, 12 and 13 from our letter dated August 8, 2011 and your response to prior comment 9 from our letter dated September 20, 2011 that you plan to revise future filings to address the comments. Please confirm to us that

you will revise these disclosures in connection with any future amendments to the Form
S-1 originally filed on July 12, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

-Critical Accounting Policies and Estimates, page 31

2.   We note from your response to prior comment 1 that you are now providing potential
        customers with use of your units on an evaluation basis. Please explain to us in more
        detail how you are accounting for these units that are provided for evaluation purposes.

Item 8. Financial Statements and Supplementary Data, page 33

Note 2. Summary of Significant Accounting Policies, page 49

-Stock-Based Compensation, page 51

3.   We note your response to prior comment 2. We note from your response that you believe
        that the language in FASB ASC 718-10-55-37(c) and Question 6 in SAB Topic 14.D.1
        indicates that compliance with the full list of criteria (industry, stage of life cycle, size
        and financial leverage) is not mandatory. However, we note that each entity you have
        selected is from a similar industry. For some of the entities selected, industry appears to
        be the only criterion that is met. Please explain to us why you believe selecting an entity
        from the same industry is the most important factor in selecting comparable companies.
        In light of your statement that you believe compliance with the full list of criteria is not
        mandatory, tell us what consideration you have given to selecting entities that are similar
        to you with regards to the other three criteria but that may not be from a similar industry.
        In this regard, address how you considered utilizing a small cap index to identify
        companies that are more comparable to you in size, stage of life cycle, financial leverage.

Note 6. Redeemable Convertible Preference Shares in Subsidiary, page 55

4.   We note your response to prior comment 6 from our prior comment letter dated
        September 20, 2011. We re-issue this comment within its entirety.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief